May 7, 2013
BY FEDERAL EXPRESS
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, Mail Stop 7010
Washington, DC 20549
Attn:  Caroline Kim and Anne Nguyen Parker

RE:   Amerigo Energy, Inc.  -    Form 8-K Filed February 27, 2013

Dear Ms. Kim and M. Parker:

      On behalf of registrant, Amerigo Energy, Inc., we hereby respond to your comment letter of March 18, 2013 in the same sequence in which your comments are noted.

      In regards to your request for information required by Item 2.01(f) of Form 8-K and the related financial information.

We are amending the 8K to add the additional risk factors and information related to this line of business and anticipate filing the amendment here shortly. The assets acquired were intangible in nature so this was in essence a small company acquiring the assets of another small company. We believe including the information as it relates to a Form 10 would be different as we have not acquired a business. The acquisition has allowed us to open a different division of our existing business.

      In regards to your question related to the company appearing to be a shell company.

We respectfully disagree based on our belief we do not meet the test. We have been exploring opportunities for the company to diversify its investments and the implementing of our business plan has gone slower than as expected. The recent acquisition of the license agreement and trademarks for Le Flav Spirits was one of many things the company is doing in its diverse investment plan.

We have reviewed the referenced SEC Releases in so far as it relates to being a shell company and we believe this furthers our belief. In the examples given in SEC Release No. 33-8587, there are two forms, neither of which appear to apply to our situation. There was no business acquired and "the former shareholders of the private business controlling the surviving entity" did not occur. The shares issued in relation to the transaction were less than 5% of the shares outstanding in the company. Amerigo Energy Inc. has no present plans, nor any of our shareholders, have plans to enter into a change of control or similar transaction.

There were few shares issued for the purchase of the license agreement. There has been no change in control or management of the company. The 2011 Form 10K, referenced in your letter, while indicating the minimal assets, also reflects $37,000 in revenue from the oil and gas assets of the company which for accounting purposes had been reduced on the face of the balance sheet. Additionally the company has made significant strides to reduce the outstanding debt, which has in part slowed, but has not forced an abandonment of the implementation of the existing business plan.

As mentioned in our recently filed 2012 Form 10-K, we stated:

        The Amerigo Energy's business plan included developing oil and gas reserves while increasing the production rate base and cash flow. The plan was to continue acquiring oil and gas leases for drilling and to take advantage of other opportunities and strategic alliances. Due to declines in production on the oil leases the company had an interest in, the company has been forced to explore its position in the oil industry. In 2011, the company began an aggressive approach to reduce the debt on the company's books as well as looking to diversify the investment holdings, while still maintaining limited interest in oil leases. The company is aggressively looking for potential oil leases to acquire as well as businesses which will fit with the company's strategy. Analyzing opportunities in the oil industry as well as other potential investments has gone slower than planned, but the company is committed to implementing its business plan.


Please let us know if you have further questions and we look forward to resolving any questions you may have. Once you have reviewed this letter and the corresponding amendment to the Form 8-K to be filed here shortly, please let us know if you have further questions.



Date: May 7, 2013

By: /s/ Jason F. Griffith
--------------------------
Jason F. Griffith
Its:Chief Executive Officer, Chief Financial Officer and Director